Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017

September 21, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Katherine Bagley

Re:
Otis Gallery LLC
Post-Qualification Amendment No. 11 to Offering Statement on Form 1-A
File No. 024-10951

Ladies and Gentlemen:
We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has indicated that it does not have any comments to the Post-Qualification Amendment No. 11 to the Offering Statement on Form 1-A (the “Offering Statement”) of Otis Gallery LLC (the “Company”), and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Wednesday, September 23, 2020 or as soon as practicable thereafter.

We request that we be notified of such qualification by a telephone call to Mr. Keith Marshall at (843) 442-7908.  We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Keith Marshall via email at keith@otiswealth.com.

Sincerely,

Otis Gallery LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Michael Karnjanaprakorn
      Michael Karnjanaprakorn
      Chief Executive Officer

cc:
Keith Marshall, Esq.